As filed with the Securities and Exchange Commission on June 3, 2016

File No. 812-14567

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO THE

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO

SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

FS GLOBAL CREDIT OPPORTUNITIES FUND, FS GLOBAL CREDIT OPPORTUNITIES FUND—A,

FS GLOBAL CREDIT OPPORTUNITIES FUND—D,

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV, AND FS GLOBAL ADVISOR, LLC

Written and oral communications regarding this Application should be addressed to:

Michael C. Forman

FS Global Credit Opportunities Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Jeremy Senderowicz, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2510

This Application (including Exhibits) contains 28 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS GLOBAL CREDIT OPPORTUNITIES FUND,

FS GLOBAL CREDIT OPPORTUNITIES FUND—A,

FS GLOBAL CREDIT OPPORTUNITIES FUND—D,

FS GLOBAL CREDIT OPPORTUNITIES

FUND—ADV AND FS GLOBAL ADVISOR, LLC

Investment Company Act of 1940

File No. 812-14567

AMENDMENT NO. 2 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I. THE PROPOSAL

1. FS Global Credit Opportunities Fund (the “Master Fund”), FS Global Credit Opportunities Fund—A (“FSGCO—A”), FS Global Credit Opportunities Fund—D (“FSGCO—D”), FS Global Credit Opportunities Fund—ADV (“FSGCO—ADV” and, together with FSGCO—A and FSGCO—D, the “Feeder Funds” or the “Current Funds”) and FS Global Advisor, LLC (the “Current Investment Adviser” and, collectively with the Master Fund and the Feeder Funds, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”)1, with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other continuously offered registered closed-end management investment company, existing now or in the future, for which the Current Investment Adviser, or any entity controlling, controlled by or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, acts as investment

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) in the Funds. The holders of Shares are referred to herein as “Shareholders.”

adviser, and which either (a) provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) or (b) operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act (each, a “Future Fund” and, collectively with the Feeder Funds, the “Funds”). Any Fund relying on the order requested in this Application will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each entity presently intending to rely on the order requested in this Application is listed as an Applicant.

2.

A. Each of the Master Fund and the Feeder Funds was formed as a Delaware statutory trust under the Delaware Statutory Trust Act and is registered under the 1940 Act as a closed-end management investment company. The Master Fund and the Feeder Funds are classified as non-diversified investment companies under the 1940 Act. Each of the Master Fund and the Feeder Funds has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Master Fund currently serves as the master fund in a master-feeder structure operating in accordance with Section 12(d)(1)(E) of the 1940 Act. FSGCO—A, FSGCO—D and FSGCO—ADV are three feeder funds in this master-feeder structure. The Master Fund will not issue multiple classes of its shares and is an Applicant because of the master-feeder structure. Each of the Master Fund’s and the Feeder Funds’ primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. The Master Fund primarily invests in a portfolio of secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Master Fund’s net assets (plus the amount of any borrowings for investment purposes). The Master Fund invests its assets in investments in a number of different countries throughout the world, and currently primarily invests in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Master Fund invests in securities of issuers domiciled elsewhere. FSGCO—A, FSGCO—D and FSGCO—ADV invest substantially all of their assets in Shares of the Master Fund. The Master Fund’s and the Feeder Funds’ principal place of business is 201 Rouse Boulevard, Philadelphia, PA 19112.

B. The Current Investment Adviser, a Delaware limited liability company, is registered with the Commission under the Investment Advisers Act of 1940, as amended. As of the date of this Application, the Current Investment Adviser’s only clients are the Master Fund and its wholly-owned subsidiary, FS Global Credit Opportunities (Luxembourg) S.à r.l. The Current Investment Adviser is an affiliate of Franklin Square Holdings, L.P., and Franklin Square Holdings, L.P. owns a majority interest in the Current Investment Adviser.

Under the terms of the investment advisory agreement by and between the Current Investment Adviser and the Master Fund, the Current Investment Adviser: (i) determines the composition and allocation of the Master Fund’s portfolio, the nature and timing of the changes to the Master Fund’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Master Fund makes; (iii) executes, monitors and services the Master Fund’s investments; (iv) determines the securities and other assets that the Master Fund shall purchase, retain or sell; (v) performs due diligence on prospective portfolio companies; and (vi) provides the Master Fund with such other investment advisory, research and related services as the Master Fund may, from time to time, reasonably request for the investment of its funds.

3. The Master Fund’s and the Feeder Funds’ Shares are continuously offered as described below. The Master Fund’s Shares are sold to the Feeder Funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”). The Master Fund’s only direct Shareholders are its four feeder funds, FSGCO—A, FSGCO—D, FS Global Credit Opportunities Fund—T (“FSGCO—T”) and FSGCO—ADV. FSGCO—A and FSGCO—D each closed their respective continuous public offerings to new investors in April 2016. Prior to such time, FSGCO—A accepted subscriptions for Shares on a continuous basis and issued Shares at weekly closings at its then-current net asset value per Share, plus a sales load of up to 8.0% (comprised of selling commissions and dealer manager fees of up to

6.0% and 2.0%, respectively) of its public offering price per Share.2 FSGCO—D accepted subscriptions for Shares on a continuous basis and issued Shares at weekly closings at its then-current net asset value per Share, plus a sales load (comprised solely of dealer manager fees) of up to 2.0% of its public offering price per Share. FSGCO—ADV accepts subscriptions for Shares on a continuous basis and issues Shares at weekly closings at its then-current net asset value per Share without a sales load, but Shares are subject to an annual distribution fee of 0.67% of net asset value and a contingent deferred sales charge (“CDSC”) of up to 2.0% if Shares are tendered for repurchase within three years.

Each of the Current Funds currently has outstanding a single class of Shares (the “Initial Classes”). Each such Current Fund may offer additional classes of Shares, as described in Section I.6 below.

4. FSGCO—A’s, FSGCO—D’s and FSGCO—ADV’s Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require FSGCO—A, FSGCO—D or FSGCO—ADV to redeem their Shares, FSGCO—A, FSGCO—D and FSGCO—ADV may from time to time offer to repurchase Shares at their then current net asset value in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide Shareholders with a limited degree of liquidity. FSGCO—A, FSGCO—D and FSGCO—ADV may repurchase Shares on such terms as may be determined by their respective Boards3 in their complete and absolute discretion unless, in the judgment of the Independent Trustees (as defined below) of the applicable Board, such repurchases would not be in the best interests of their Shareholders or would violate applicable law. FSGCO—A, FSGCO—D and FSGCO—ADV will conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act.4

[2]	In no event did the aggregate sales load exceed 8.0% of the gross offering proceeds received in FSGCO—A’s offering.
[3]	The boards of trustees or similar governing body of each Fund is referred to herein as a “Board.”
[4]	To date, the Master Fund has not conducted repurchase offers for its Shares. To the extent the Master Fund is required in the future to conduct repurchase offers for its Shares in order to allow FSGCO—A or FSGCO—D to satisfy repurchase requests under their share repurchase programs, it will do so in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act.

Each of FSGCO—A, FSGCO—D and FSGCO—ADV currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares it can repurchase with (1) the aggregate proceeds it has received from the beginning of the calendar year through, but not including, such date of repurchase from the issuance of Shares under its distribution reinvestment plan, less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during the calendar year, and (2) the aggregate proceeds it has received from the sale of Shares at the previous two weekly closings that occurred immediately prior to the date of repurchase. In addition, each of FSGCO—A, FSGCO—D and FSGCO—ADV will limit the number of Shares to be repurchased in any calendar year to 20.0% of the weighted average number of Shares outstanding in the prior calendar year, or 5.0% in each quarter, though the actual number of Shares that FSGCO—A, FSGCO—D or FSGCO—ADV offers to repurchase may be less in light of the limitations noted above. FSGCO—A, FSGCO—D and FSGCO—ADV will offer to repurchase Shares at a price equal to the net asset value per Share in effect on each date of repurchase. The Applicants anticipate that any Future Funds will offer to repurchase Shares on a quarterly basis.

As noted above, the Current Funds currently have outstanding Shares of the Initial Classes. The Funds may offer additional classes of Shares in reliance on the order requested in this Application, as described below.

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each Fund’s classes of Shares would be offered in periodic closings at such Fund’s then-current net asset value per Share, plus any applicable sales load. One or more new Share classes (the “New Classes”) may charge a differing front-end sales load, CDSC and an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rule, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc., or any successor thereto or replacement rule (“NASD Conduct Rule 2830”),5 as if that rule applied to the Funds.

The structures of the proposed classes of Shares are described below under “Statement of Facts—Proposed Class Structure and Characteristics.”

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds. These precedents provide relief substantially similar to the relief sought by the Applicants.6

II. STATEMENT OF FACTS

1. The Applicants

A. The Current Funds are organized as described in Section I.2 above.

B. The Current Investment Adviser is organized as described in Section I.2 above.

[5]	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule to NASD Conduct Rule 2830.
[6]	See, e.g., Susa Registered Fund, L.L.C. et al., Investment Company Act Release No. 31975 (January 29, 2016) (Notice) and 32004 (February 24, 2016) (Order); Princeton Private Equity Fund, et al., Investment Company Act Rel. No. 31512 (March 25, 2015) (Notice) and 31562 (April 22, 2015) (Order); AllianceBernstein Multi-Manager Alternative Fund, et al., Investment Company Act Rel. No. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. No. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. No. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Company Act Release No. 30860 (January 15, 2014) (Notice) and Investment Company Act Release No. 30911 (February 11, 2014) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Release No. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Release No. 30228 (October 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Release No. 30160 (August 2, 2012) (Notice) and 30182 (August 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Release No. 30103 (June 14, 2012) (Notice) and Investment Company Act Release No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Company Act Release No. 28888 (August 27, 2009) (Notice) and Investment Company Act Release No. 28908 (September 22, 2009) (Order).

2. Current Structure and Characteristics

A. FSGCO—A and FSGCO—D each closed their respective continuous public offerings to new investors in April 2016. Prior to such time, FSGCO—A’s Shares and FSGCO—D’s Shares were offered in continuous public offerings pursuant to registration statements on Form N-2 filed under the 1933 Act and the 1940 Act. FSGCO—ADV’s Shares are currently offered in continuous public offerings pursuant to a registration statement on Form N-2 filed under the 1933 Act and the 1940 Act.

B. The Current Funds do not continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares of the Current Funds are not offered or traded in a secondary market and are not listed on any securities exchange and do not trade on an over the counter system, such as NASDAQ. Furthermore, it is not expected that a secondary market in the Current Funds’ Shares will develop in the foreseeable future. Because Shareholders do not have the right to require FSGCO—A, FSGCO—D or FSGCO—ADV to redeem Shares, FSGCO—A, FSGCO—D and FSGCO—ADV may from time to time offer to repurchase Shares at their then current net asset value in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, as described in detail in Section I.4 above, in order to provide a limited degree of liquidity to Shareholders.7 Repurchases will be made at such time, in such amounts and on such terms as may be determined by the applicable Board, in its sole and absolute discretion. In making its determination regarding whether to cause FSGCO—A, FSGCO—D or FSGCO—ADV to offer to repurchase Shares and upon what terms, the applicable Board considers a variety of operational, business and economic factors.8

[7]	With respect to the Master Fund, see supra n. 4.
[8]	The Funds may subject Shares to an “early withdrawal charge” (a “Repurchase Fee”) at a rate of up to 2.00% of the aggregate net asset value of a Shareholder’s Shares repurchased by the Fund, if the interval between the date of the Shareholder’s purchase of Shares and the date on which the applicable Fund repurchases such Shares is less than a one year. A Repurchase Fee is defined for purposes of this Application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end investment company pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas a Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term Shareholders, in light of the Fund’s generally longer-term investment horizons and investment operations. If the requested relief is granted, any of the Funds that elects to impose CDSCs will comply with Rule 6c-10 under the 1940 Act.

3. Proposed Class Structure and Characteristics

A. The Funds propose to engage in continuous offerings of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares, such as the Initial Classes, the New Classes or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.

B. FSGCO—ADV’s Initial Class will continue to be offered as described in FSGCO—ADV’s current prospectus and statement of additional information. FSGCO—A and FSGCO—D each closed their respective continuous public offerings to new investors in April 2016. Prior to such time, FSGCO—A accepted subscriptions for Shares on a continuous basis and issued Shares at weekly closings at its then-current net asset value per Share, plus a sales load of up to 8.0% (comprised of selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively) of its public offering price per Share. FSGCO—D accepted subscriptions for Shares on a continuous basis and issued Shares at weekly closings at its then-current net asset value per Share, plus a sales load (comprised solely of dealer manager fees) of up to 2.0% of its public offering price per Share. FSGCO—ADV accepts subscriptions for Shares on a continuous basis and issues Shares at weekly closings at its then-current net asset value per Share without a sales load, but Shares are subject to an annual distribution fee of 0.67% of net asset value and a CDSC of up to 2.0% of the aggregate net asset value of a Shareholder’s Shares repurchased by the Fund if Shares are tendered for repurchase within three years. Except for FSGCO—ADV, the Initial Class of which is subject to an annual distribution fee of 0.67% of net asset value, the Initial Classes are not currently subject to any distribution and/or service fees.

C. The New Classes would be offered at net asset value, and may also charge front-end sales loads, CDSCs and/or annual asset-based service and/or distribution fees. In the future, a Fund’s Board could adopt this or another sales charge structure. The Funds propose to offer New Classes that will adopt a service and distribution plan in compliance with Rules 12b-1 and 17d-3 under the 1940 Act as if such rules applied to closed-end management investment companies (“Service and Distribution Plan”), including that shareholder approval will be obtained. FSGCO—ADV has previously adopted a Service and Distribution Plan pursuant to which the distribution fee on the Initial Class will be paid.

4. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees in excess of the limitations set forth in NASD Conduct Rule 2830.

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features and other services as may be agreed upon from time to time and permitted by applicable statute, rule or regulation. These service fees will be paid pursuant to the Service and Distribution Plan. The Applicants represent that these asset-based service fees will comply with the provisions of NASD Conduct Rule 2830.

Distribution fees also would be paid pursuant to the Service and Distribution Plan.9 Under the Service and Distribution Plan, the Fund would compensate the Distributor, brokers, dealers and other financial intermediaries for activities relating to the marketing, distribution and sale of the Fund’s Shares. The Applicants represent that these asset-based distribution fees will comply with the provisions of NASD Conduct Rule 2830. The Applicants note that if a Service and Distribution Plan were adopted by a Fund, that Fund’s Board would consider and approve the Service and Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1 under the 1940 Act, and the Service and Distribution Plan would be approved by a majority of the applicable Fund’s Board, including a majority of the directors or trustees, as applicable, who are not “interested persons” of such Fund within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”), and who have no direct or indirect financial interest in the operation of such Service and Distribution Plan or in any agreements related to such Service and Distribution Plan, as provided for in Rule 12b-1 under the 1940 Act. Any such Service and Distribution Plan also would require Shareholder approval.

[9]	The Applicants will comply with Rules 12b-1 and 17d-3 under the 1940 Act, as they may be amended or replaced in the future, as if those rules applied to closed-end investment companies.

5. If the Funds offer an exchange privilege or conversion feature on certain future classes of Shares, any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3 and Rule 18f-3 under the 1940 Act as if the Fund were an open-end investment company.

6. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of the class of Shares held by such Shareholders, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. A Fund may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of or eliminate the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end investment company. The Fund’s waiver, scheduled variation or elimination of the Repurchase Fee will apply uniformly to all Shareholders of the Fund, regardless of the class of Shares held by such Shareholders.

7. All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class of Shares, except that the net asset value and expenses of each class of Shares will reflect the expenses associated with the Service and Distribution Plan of that class of Shares, if any, Shareholder services fees attributable to that class of Shares (including transfer agency fees, if any) and any other incremental expenses of that class of Shares.

8. In addition to asset-based distribution and/or service fees, each class of Shares of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in each Fund’s prospectus and statement of additional information (each, a “Prospectus”) incurred by a specific class of Shares;

(2)	legal, printing and postage expenses related to preparing and distributing materials, such as Shareholder reports, Prospectuses and proxies, to current holders of a specific class of Shares;

(3)	blue sky fees incurred by a specific class of Shares, if any;

(4)	Commission registration fees incurred by a specific class of Shares;

(5)	expenses of administrative personnel and services required to support the holders of a specific class of Shares;

(6)	directors’ or trustees’ fees incurred as a result of issues relating to a specific class of Shares;

(7)	auditors’ fees, litigation expenses and other legal fees and expenses relating to a specific class of Shares;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class of Shares;

(9)	account expenses relating solely to a specific class of Shares;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class of Shares; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class of Shares or related to a particular class of Shares’ receipt of services of a different kind or to a different degree than another class of Shares.

Any income, gain, loss and expenses of a Fund not allocated to specific classes of Shares as described above shall be charged to such Fund and allocated to each class of Shares in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

9. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics of the Initial Classes and New Classes described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Service and Distribution Plan and/or service plan as to such class of Shares; (2) voting rights with respect to a Service and Distribution Plan and/or service plan as to such class of Shares; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Service and Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC or Repurchase Fee; and (8) any exchange privileges or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company. Accordingly, each Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset value per Share resulting from differences in fees under a Service and Distribution Plan and/or service plan or in class expenses.

10. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes of Shares, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

1. The Multiple Share Class System—Exemptions from Sections 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act, and thus be prohibited by Section 18(c), and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2. Asset-Based Service and/or Distribution Fees

The Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for any Fund to pay asset-based service and/or distribution fees for a defined period of time and under the circumstances set forth in Section VI below.

IV. COMMISSION AUTHORITY

1. Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

1. Background

A. In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.10 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

B. Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of their underlying investment portfolios, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have

[10]	Division of Investment Management, Securities and Exchange Commission, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular, the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide an opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with investor protection.11

C. One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” These funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders with liquidity through quarterly repurchases.

D. Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.12

Rule 23c-3 was adopted in April 1993.13 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.14

E. Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many closed-end funds either cannot or choose not to rely on Rule 23c-3 under the 1940 Act. A number of precedents exist for the implementation of a multiple share class system and the imposition of asset-based service and/or distribution fees. These precedents provide relief substantially similar to the relief sought by the Applicants.15

[11]	Id. at 424.
[12]	Investment Company Act Release No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[13]	Investment Company Act Release No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.
[14]	Protecting Investors, supra, at 439-40; The Rule 23c-3 Proposing Release, at 27.
[15]	See supra n. 6.

2. The Multiple Share Class System – Exemptions from Sections 18(c) and 18(i) of the 1940 Act

A. The Applicants are requesting exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act, and thus be prohibited by Section 18(c), and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B. A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .

C. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D. The multiple share class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”16 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees and any other expenses (as described above) that should be properly allocated to a particular class of Shares, and (2) each class of Shares would be entitled to exclusive voting rights with respect to matters solely related to that class of Shares. The Applicants state that the creation of multiples classes of Shares of a Fund may thus be prohibited by Section 18(c) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

[16]	As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

E. The Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create New Classes without having to create new funds. The Applicants believe that current and future Shareholders will benefit if New Classes with different pricing and expense structures are created, as they will provide Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares and other relevant factors. The Multiple Class System would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options.

F. By contrast, if the Funds were required to organize separate investment portfolios for each class of Shares, the creation of new, separate funds would involve increased costs, which would be borne by Shareholders, and administrative burdens as compared to the creation of additional classes of Shares of the Funds. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return for Shareholders.

G. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shareholders than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, Shareholders will derive benefits from economies of scale that might not be available at smaller volumes.

H. The Commission has long recognized that multiple share class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (the “Multiple Class Exemptive Orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end investment companies to maintain or create multiple share classes without seeking individual Multiple Class Exemptive Orders, as long as certain conditions are met.17

[17]	See Release Nos. 33-7143; IC-20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end investment companies that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class of shares. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple share class fund may allocate income, gains, losses and expenses, and that clarify the shareholder voting provisions of the rule.

I. The Applicants believe that the Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple share class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the Multiple Class System will not increase the speculative character of a Fund’s Shares. The Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J. The Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to closed-end investment companies, seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, Rule 18f-3’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, exchanges and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

K. It is anticipated that differences among classes of Shares will, as detailed above, relate largely to differences in placement/distribution and service arrangements. The Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.18 Differing (and less restrictive) provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of Shares. Therefore, the Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

L. The Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds’ Shares in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the Multiple Class System in their Prospectuses and of the differences among the various Share classes and the different expenses of each class of Shares offered. The Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. The Applicants also represent that each Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class investment companies under Form N-1A.19 As if they were open-end investment companies, the Funds will disclose fund expenses borne by the holders of each class of Shares during the reporting period in Shareholder reports20 and describe in their Prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.21 Each Fund will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if the Fund were an open-end investment company. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Prospectus disclosure

[18]	See supra n. 6.
[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (Adopting Release).
[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (Adopting Release).

of sales loads and revenue sharing arrangements as if those requirements applied to the Funds.22 Each Fund will contractually require that any other distributor of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

M. The requested relief is substantially similar to prior exemptions granted by the Commission to Susa Registered Fund, L.L.C., Princeton Private Equity Fund, AllianceBernstein Multi-Manager Alternative Fund; Partners Group Private Equity (Master Fund), Steben Select Multi-Strategy Fund, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC and ASGI Agility Income Fund.23 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers for a portion of their outstanding shares to implement multiple share class structures. Accordingly, the Applicants believe that there is ample precedent for the implementation of the Multiple Class System by the Funds.

3. Asset-Based Service and/or Distribution Fees

A. The Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based service and/or distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose asset-based service and/or distribution fees.24

[22]	Self-Regulatory Organizations; FINRA; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (Proposing Release).
[23]	See supra n. 6.
[24]	The Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request that the order eliminate any uncertainty.

B. Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered investment company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 under the 1940 Act provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

C. In reviewing applications pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

D. The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with the Service and Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. The

Applicants note that, at the same time the Commission adopted Rule 12b-1,25 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 thereunder to the extent necessary for arrangements between open-end investment companies and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end investment company with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.26

E. As closed-end investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, the Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Funds’ financing the distribution of its Shares should be resolved by the Funds’ undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees, if any, will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Applicants represent that the imposition of asset-based service and/or distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

[25]	See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (October 28, 1980).
[26]	Id.; Fed. Sec. L. Rep. (CCH) at 83,733.

F. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Of the Current Funds, only FSGCO—ADV currently imposes CDSCs. If the requested relief is granted, FSGCO—ADV, and any other Applicants that impose CDSCs, will comply with Rule 6c-10 as if that rule applied to closed-end investment companies and will make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. The Applicants further state that any Fund that imposes a CDSC will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. The Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

VI. APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Applicant will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION

The Current Funds’ organizational documents empower the Boards to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Boards have adopted resolutions, attached hereto as Exhibit A, authorizing the Master Fund’s and the Feeder Funds’ officers to file this Application with the Commission.

VIII. CONCLUSION

1. For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.

3. All of the requirements for the execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

AUTHORIZATION AND SIGNATURES

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each of the Master Fund and the Feeder Funds. The Boards also authorized the filing of the Application on behalf of the Current Investment Adviser because of the Current Investment Adviser’s affiliation with the Master Fund and the Feeder Funds. In accordance with Rule 0-2(c) under the 1940 Act, each person executing this Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed this Application for and on behalf of the applicable entity listed; that he is authorized to execute this Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees or other bodies necessary to authorize each such deponent to execute and file this Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of June, 2016.

The Applicants have caused this Application to be duly signed on their behalf on this 3rd day of June, 2016.

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

FS GLOBAL ADVISOR, LLC

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

EXHIBIT A

RESOLUTIONS OF THE MASTER FUND’S AND THE FEEDER FUNDS’ BOARDS

FS GLOBAL CREDIT OPPORTUNITIES FUND

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the boards of trustees (collectively, the “Boards”) of FS Global Credit Opportunities Fund (the “Master Fund”), FS Global Credit Opportunities Fund—A (“Fund—A”), FS Global Credit Opportunities Fund—D (“Fund—D”) and FS Global Credit Opportunities Fund—ADV (collectively with the Master Fund and Fund—A and Fund—D, the “Funds”) have determined that it is in the best interests of the Funds to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act and to permit the Funds to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Boards hereby approve the preparation of the Application, and that the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President or Vice President of the Funds (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and FS Global Advisor, LLC, the Master Fund’s investment adviser (the “Advisor”), and its officers be, and each of them hereby is, authorized, in the name and on behalf of the Funds, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Funds, the Advisor or any of their respective trustees or officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

STATE OF PENNSYLVANIA	)
COUNTY OF PHILADELPHIA	)

The undersigned states that he has duly executed the attached Application for and on behalf of FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—ADV and FS Global Advisor, LLC; that he is the Chief Executive Officer of each such entity; and that all actions necessary to authorize him to execute and file the attached Application have been taken. The undersigned further states that he is familiar with the attached Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer
Date:	June 3, 2016

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